CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2002

UPM-KYMMENE CORPORATION
(Translation of registrant’s name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

UPM-Kymmene Interim Review 1 January—30 September 2002

•	Third-quarter earnings per share were EUR 0.72 (0.51 for the second quarter), and excluding capital gains/losses EUR 0.71 (0.49).
•	Operating profit, excluding capital gains/losses, was EUR 340 million, 13.0% of turnover (second quarter: 265 million and 9.9%).
•	Profit before extraordinary items and capital gains/losses was EUR 277 million (second quarter: 193 million).
•	Turnover was EUR 2,613 million (second quarter: 2,679 million).

Earnings

•	Third quarter of 2002 compared with second quarter

Turnover for the third quarter of the year was EUR 2,613 million, compared with EUR 2,679 million for the second quarter. Operating profit was EUR 344 million (271 million). Operating profit includes EUR 4 million in net capital gains from asset sales (6 million). Excluding capital gains/losses, operating profit was up 28% at EUR 340 million (265 million). The improved profitability is due to higher delivery volumes and greater cost-effectiveness. On the other hand, average product prices were slightly lower than during the second quarter. Excluding capital gains/losses, operating profit improved to 13.0% of turnover (9.9).

Profit before extraordinary items and capital gains/losses was EUR 277 million (193 million) and including capital gains/losses EUR 281 million (199 million). Net financial expenses were EUR 63 million (72 million). Income taxes for the period were EUR 95 million (67 million).

Excluding capital gains/losses, earnings per share were EUR 0.71 (0.49), return on equity was 10.8% (7.7) and return on capital employed 10.7% (8.4).

•	First nine months of 2002 compared with the same period last year

Turnover for January-September was EUR 7,858 million, up 7% on the same period last year. The increase is due to acquisitions. Operating profit was EUR 889 million, down 17% on last year’s corresponding figure of EUR 1,068 million. The main reason for the decrease was the lower prices for newsprint and magazine papers. Local prices for coated magazine paper have been low during the review period, especially in North America. Operating profit for January-September was 11.3% of turnover (14.5).

Net financial expenses were EUR 202 million (204 million). Due to lower borrowing costs, net interest expenses did not increase from this period last year despite the company’s increased indebtedness. Income taxes were EUR 222 million (234 million).

Earnings per share were EUR 1.80 (2.55), return on equity was 9.1% (14.1) and return on capital employed 9.3% (14.0).

Production and deliveries

Paper production for the first nine months was 7,544,000 tonnes, 21% higher than the previous year’s figure of 6,213,000 tonnes. Paper deliveries totalled 7,335,000 tonnes (6,020,000 tonnes). The average capacity utilization rate was 88% (89%).

Financing

At the end of the review period the Group’s equity to assets ratio was 44.0% (46.1% at 30 September 2001) and the gearing ratio 84% (74).

Net interest-bearing liabilities at the end of the period were EUR 5,784 million (4,448 million at 30 September 2001). The increase is due to the acquisition of Haindl last November. Since the beginning of the year, net interest-bearing liabilities have fallen by EUR 257 million. The average rate of interest on the Group’s borrowings was 3.8% (5.2% for first nine months last year). The cash flow from operations, before capital expenditure and financing, was EUR 992 million (989 million). The cash flow for the third quarter decreased by EUR 107 million from the second partly due to the timing of financial items and taxes (EUR 90 million); working capital increased by EUR 103 million.

Personnel

During the first nine months of the year, the UPM-Kymmene Group had an average of 37,276 employees (34,459 for this period last year). The number at the end of September was 36,283 (33,907). The increase is due to company acquisitions.

Capital expenditure and restructuring

Gross capital expenditure, excluding acquisitions, for the first nine months of the year was EUR 386 million (592 million). Acquisitions and share purchases were EUR 20 million (158 million).

In August, the company announced it would acquire MACtac, the pressure-sensitive materials business of the US-based Bemis Company Inc., for USD 420 million, and that, under a separate agreement, it would sell its plastic packaging films business Walki Films to Bemis for USD 70 million. It is anticipated to close the MACtac deal by the end of the year once the approval of the competition authorities has been obtained. The sale of Walki Films was completed on 2 October 2002.

MACtac had a turnover last year of around USD 500 million. It has 1,800 employees.

Last year, Walki Films had a turnover of EUR 123 million and a workforce of 500.

During the review period, UPM-Kymmene announced it had received the approval of the Chinese authorities to expand its Changshu paper mill near Shanghai. A study has been started relating to construction of a new 450,000 t/a fine paper machine.

Integration of Haindl

Integration of Haindl, which was acquired last November, has continued to go well. Synergies achieved so far have been in accordance with the targets.

Shares

UPM-Kymmene shares worth EUR 8,316 million were traded on the Helsinki Exchanges during the period January-September (5,432 million). The highest quotation was EUR 44.50 (in March) and the lowest EUR 27.15 (in September). On the New York Stock Exchange, the company’s shares were traded to a total value of USD 117 million (82 million).

During the review period, a total of 1,316,640 shares were subscribed under the FIM 960 million convertible bond issue of 1994. The number of shares in issue at the end of September was 260,034,465.

The Annual General Meeting held on 19 March 2002 approved a proposal to buy back up to 12.3 million of the company’s own shares. No shares had been purchased under this decision by 24 October 2002.

In June, the Board of Directors decided to offer share options to key personnel, in accordance with the authorization given by the Annual General Meeting. Accordingly, a total of 3,580,900 Series 2002-D options were allocated. The remaining 2002-D options (219,100) and all 2002-E options (3.8 million) were transferred to the wholly-owned subsidiary Unicarta Oy to be distributed later.

Apart from the above, the Board of Directors has no current authorization to issue shares, convertible bonds or share options.

Share subscriptions under convertible bonds and share options offered to management could raise the number of shares to a maximum of 273,557,711.

Litigation

According to a Statement of Objection presented to UPM-Kymmene by the European Commission in March 1999, the company’s predecessors were alleged to have taken part in a price cartel concerning newsprint during the period 1989-1995. In August of the review period, the Commission notified UPM-Kymmene that it was discontinuing its investigations into the matter. Following this, the company has no significant matters of litigation.

Market outlook

Expectations of economic growth in the Group’s main markets have somewhat weakened during the review period. In Europe, advertising is not expected to strengthen significantly, but in North America there have been signs of increased advertising.

The demand for magazine paper is expected to be seasonally brisk until December, after which a period of typically lower demand and operating rates is forecast. The market for newsprint is expected to remain stable. The demand for fine paper is highly sensitive to general economic conditions and thus more unpredictable. Paper prices are forecast to remain largely at present levels until the end of the year. The demand and prices for the products of the Converting Industry and Wood Products Industry are

expected to remain fairly stable

Divisional reviews

Magazine Papers

	7-9/ 2002	4-6/ 2002	1-3/ 2002	10-12/ 2001	7-9/ 2001	4-6/ 2001	1-3/ 2001	1-9/ 2002	1-9/ 2001
Turnover, EUR million	894	905	837	942	853	891	862	2,636	2,606
Operating profit, EUR million 1)	101	77	93	136	148	147	167	271	462
— % of turnover	11.3	8.5	11.1	14.4	17.4	16.5	19.4	10.3	17.7
Operating profit excl. amortization of goodwill, EUR million	115	92	107	144	154	153	173	314	480
— % of turnover	12.9	10.2	12.8	15.3	18.1	17.2	20.1	11.9	18.4
Deliveries, 1000 t	1,181	1,153	1,021	1,098	964	966	936	3,355	2,866
Capacity utilization rate, %	90	84	81	81	84	82	93	85	86
1)	Final quarter of 2001 includes non-recurring charges of EUR 20 million.

Turnover for the first nine months was about the same as the corresponding figure last year. Deliveries were up by 17%, due to the acquisition of Haindl. Due to weak demand, the average capacity utilization rate was 85%. The rate was notably low in coated grades. Profitability was weaker than for the first nine months of last year. Operating profit was down 41% due to lower prices and capacity utilization rates.

Demand for both coated and uncoated magazine paper in Western Europe was 1% weaker than during this period last year. In the United States, demand for coated paper rose by 1% and that for uncoated by 5%.

Compared with this period last year, market prices for magazine papers were 9% lower in Western Europe and 17% lower in the United States.

Profitability for the third quarter was better than for the second largely due to seasonal costs during the second quarter. Magazine papers were in satisfactory demand in North America, and modest price rises were achieved for high-quality grades.

Newsprint

7-9/ 2002	4-6/ 2002	1-3/ 2002	10-12/ 2001	7-9/ 2001	4-6/ 2001	1-3/ 2001	1-9/ 2002	1-9/ 2001

Turnover, EUR million	358	336	340	285	246	268	259	1.034	773
Operating profit, EUR million 1)	48	37	31	44	55	60	52	116	167
— % of turnover	13.4	11.0	9.1	15.4	22.4	22.4	20.1	11.2	21.6
Operating profit excl. amortization of goodwill, EUR million	58	47	42	47	55	60	52	147	167
— % of turnover	16.2	14.0	12.4	16.5	22.4	22.4	20.1	14.2	21.6
Deliveries, 1000 t	664	609	577	450	389	436	392	1,850	1,217
Capacity utilization rate, %	92	90	83	77	92	98	98	88	96
1)	First quarter of 2002 includes non-recurring charges of EUR 8 million.

Turnover for the nine months to September was up by 34% on the same period last year. The growth is attributable to the acquisition of Haindl. Deliveries rose by 52% and the capacity utilization rate was 88%. Profitability was weaker than during the year before because of lower prices and capacity utilization rates and higher raw material costs.

Compared with this period last year, demand for newsprint was 8% weaker in Western Europe and 3% weaker in the United States.

Market prices for newsprint in Western Europe were 13% lower than during the first nine months of last year.

Operating profit for the third quarter was better than for the second quarter. Delivery volumes were higher, while prices in Western Europe were unchanged on the previous quarter. Cost-effectiveness improved partly for seasonal reasons. Sales to markets outside Europe showed an increase. The rise in waste paper prices came to an end during the period.

Fine and Speciality Papers

	7-9/ 2002	4-6/ 2002	1-3/ 2002	10-12/ 2001	7-9/ 2001	4-6/ 2001	1-3/ 2001	1-9/ 2002	1-9/ 2001
Turnover, EUR million	612	625	602	578	562	590	632	1,839	1,784
Operating profit, EUR million	111	91	94	88	76	76	96	296	248
— % of turnover	18.1	14.6	15.6	15.2	13.5	12.9	15.2	16.1	13.9
Operating profit excl. amortization of goodwill, EUR million	112	92	96	89	77	77	98	300	252
— % of turnover	18.3	14.7	15.9	15.4	13.7	13.1	15.5	16.3	14.1
Deliveries, 1000 t	714	688	682	646	606	637	657	2,084	1,900
Capacity utilization rate, %	91	93	93	90	89	87	91	92	89

Turnover for the first nine months was higher than for this period last year. Deliveries were up 10%. The fine and speciality paper machines operated at an average 92% of capacity, but the coating capacity utilization rate was only 73%. The speciality paper machines operated at virtually maximum capacity. Operating profit showed a 19% improvement on the same period a year ago.

Demand for uncoated fine paper in Western Europe was 1% up on last year’s low level. Demand for coated fine paper continued weak.

Market prices for fine papers in Western Europe were 5-7% lower than in January-September last year.

Profitability for the third quarter was better than for the second. Demand for uncoated fine papers was weak during the summer, but normalized towards the end of the third quarter. In Asia, prices rose and demand remained strong. Demand for coated fine paper continued rather weak.

For speciality papers, both demand and deliveries have remained good. The market for packaging papers was particularly strong. The market for label papers remained stable, whereas that for envelope papers weakened.

Converting Industry

	7-9/ 2002	4-6/ 2002	1-3/ 2002	10-12/ 2001	7-9/ 2001	4-6/ 2001	1-3/ 2001	1-9/ 2002	1-9/ 2001
Turnover, EUR million	393	398	393	371	367	383	359	1,184	1,109
Operating profit, EUR million 1)	20	18	23	2	7	18	19	61	44
— % of turnover	5.1	4.5	5.9	0.5	1.9	4.7	5.3	5.2	4.0
Operating profit excl. amortization of goodwill, EUR million	21	20	24	3	8	20	20	65	48
— % of turnover	5.3	5.0	6.1	0.8	2.2	5.2	5.6	5.5	4.3
1)	Final quarter of 2001 includes non-recurring charges of EUR 11 million.

Turnover for the period January-September was 7% up on last year as a result of company acquisitions and investments, largely in North America. Operating profit improved by 39% thanks to greater efficiencies in the self-adhesive labelstock (Raflatac) and siliconized papers (Loparex) businesses.

Third-quarter operating profits for the Raflatac, Loparex and Walki Wisa (industrial wrappings) businesses showed slight improvements on the second quarter. This was due partly to seasonal reasons. The market has remained rather subdued.

Wood Products Industry

7-9/ 2002	4-6/ 2002	1-3/ 2002	10-12/ 2001	7-9/ 2001	4-6/ 2001	1-3/ 2001	1-9/ 2002	1-9/ 2001

Turnover, EUR million	358	404	347	345	342	396	380	1,109	1,118
Operating profit, EUR million	5	14	8	-1	-3	15	16	27	28
— % of turnover	1.4	3.5	2.3	-0.3	-0.9	3.8	4.2	2.4	2.5
Production, sawn timber, 1000 m3	443	526	499	450	331	541	534	1,468	1,406
Production, plywood, 1000 m3	198	238	221	200	168	207	211	657	586

Turnover for the nine months to September was about the same as for this period last year. Profitability declined slightly due to the higher cost of sawlogs. The profitability of plywood manufacture also suffered from higher costs and falling sales prices. There was little change from last year in the profitability of the building supplies business.

Profitability for the three months July-September was weak due to the holiday shut-downs timed for these months. Sawn timber was in steady demand during the third quarter, and small price rises have been introduced. Despite this, the sawmilling business made a loss. Plywood was in good demand, but weaker prices adversely affected profitability. The building supplies business was steady.

Other operations

EUR million	7-9/ 2002	4-6/ 2002	1-3/ 2002	10-12/ 2001	7-9/ 2001	4-6/ 2001	1-3/ 2001	1-9/ 2002	1-9/ 2001
Turnover	134	156	148	144	83	130	132	438	345
Operating profit, total	55	28	35	63	26	37	50	118	113
of which Forestry department, Finland	15	8	9	15	13	8	9	32	30
Energy department, Finland	14	13	15	26	16	27	30	42	73
Share of results of associated companies	24	10	18	3	14	18	47	52	79
Other	2	-3	-7	19	-17	-16	-36	-8	-69

The forestry department’s operating profit was about the same as last year. The energy department returned a smaller operating profit because sales of electricity to outside buyers have been reduced. The share of the results of associated companies fell due to weaker financial results returned by the pulp producer Metsä-Botnia.

Trading in wood raw material picked up in Finland during the summer following an increase in prices for pine pulpwood and reduction of the minimum stem diameter. Wood prices at the mill gate were nevertheless still slightly below those for this period last year. Wood purchases from private forests were in line with the target and 15% up on last year. The market price of electricity remained low during the period. The average price of long-fibre market pulp fell to USD 465/tonne, having been USD 554/tonne during the first nine months of last year.

Helsinki, 24 October 2002

Board of Directors

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

Earnings

EUR million	1-9/ 2002	1-9/ 2001	Change	Change %	1-12/ 2001
Turnover	7,858	7,360	498	7%	9,918
Other operating income	46	23	23		315
Costs and expenses	-6,371	-5,852	-519		-7,958
Share of results of associated companies	52	80	-28		83
Depreciation and value adjustments	-696	-543	-153		-744
Operating profit	889	1,068	-179	-17%	1,614
— % of turnover	11.3	14.5	-3.2		16.3
— % of turnover, excluding capital gains/losses	11.3	14.4	-3.1		14.1
Financial income and expenses	-202	-204	2		-281
Profit before extraordinary items	687	864	-177	-20%	1,333
— % of turnover	8.7	11.7	-3.0
Extraordinary items	—	—	—		—
Profit after extraordinary items	687	864	-177	-20%	1,333
Income taxes	-222	-234	12		-378
Minority interests	1	—	1		—
Profit for the period	466	630	-164	-26%	955

Earnings per share, EUR	1.80	2.55	-0.75	-29%	3.85
Earnings per share, excluding capital gains/losses, EUR	1.80	2.53	-0.73	-29%	3.22

Balance sheet

EUR million	30.9.2002	30.9.2001	Change	Change %	31.12.2001
Intangible assets	343	186	157		339
Goodwill on consolidation	2,011	573	1,438		2,086
Tangible assets	8,511	7,694	817		8,934
Investments held as non-current assets	1,508	1,621	-113		1,477
Own shares	—	38	-38		38
Non-current assets, total	12,373	10,112	2,261	22%	12,874

Stocks	1,394	1,225	169		1,289
Receivables	1,730	1,604	126		1,845
Cash in hand and at bank	148	186	-38		423
Total assets	15,645	13,127	2,518	19%	16,431

Shareholders’ equity	6,853	6,042	811		6,810
Minority interest	26	17	9		28
Provisions	430	139	291		413
Deferred tax liability	679	723	-44		666
Non-current liabilities	4,716	3,975	741		4,913
Current liabilities	2,941	2,231	710		3,601
Total equity and liabilities	15,645	13,127	2,518	19%	16,431

Cash flow

EUR million	1-9/ 2002	1-9/ 2001	Change	1-12/ 2001
Operating profit	889	1,068	-179	1,614
Depreciation and other adjustments	620	464	156	397
Change in working capital	-244	-164	-80	96
Financial income and expenses and income taxes paid	-273	-379	106	-462
Cash from operating activities	992	989	3	1,645

Acquisitions and share purchases	-18	-133	115	-2,367
Other investments and purchases of tangible and intangible assets	-388	-612	224	-849
Asset sales and decrease in non-current receivables	37	18	19	362
Cash provided by (used in) investing activities	-369	-727	358	-2,854
Cash flow before financing activities	623	262	361	-1,209
Dividends paid	-388	-371	-17	-371
Share issue	—	—	—	419
Purchases of own shares	—	-152	152	-152
Change in loans and other financial items	-505	219	-724	1,503
Cash provided by (used in) financing activities	-893	-304	-589	1,399
Change in cash and cash equivalents	-270	-42	-228	190

Key figures 1)

	1-9/ 2002	1-9/ 2001	Change	1-12/ 2001
Earnings per share, EUR	1.80	2.55	-0.75	3.85
Diluted earnings per share, EUR	1.78	2.52	-0.74	3.81
Return on equity, %	9.1	14.1	-5.0	15.5
Return on capital employed, %	9.3	14.0	-4.7	15.6
Cash flow from operations per share, EUR	3.83	4.00	-0.17	6.64
Equity to assets ratio at end of period, %	44.0	46.1	-2.1	41.5
Gearing ratio at end of period, %	84	74	10	89
Equity per share at end of period, EUR	26.35	24.37	1.98	26.18
Net interest-bearing liabilities, EUR million	5,784	4,448	1,336	6,041
Gross capital expenditure, incl. acquisitions, EUR million	406	750	-344	3,850
— % of turnover	5.2	10.2	-5.0	38.8
Gross capital expenditure, excl. acquisitions, EUR million	386	592	-206	827
— % of turnover	4.9	8.0	-3.1	8.3
Personnel at end of period	36,283	33,907	2,376	36,298
No. of shares, average (1000)	259,258	246,984	12,274	247,892
No. of shares at end of period (1000)	260,034	246,411	13,623	258,718

1)	For purposes of calculating key figures, own shares have been eliminated from shareholders’ equity and the numbers of shares.

Contingent liabilities

EUR million	30.9.2002	30.9.2001	Change	31.12.2001
On own behalf 1)	283	726	-443	493
On behalf of associated companies	46	71	-25	72
On behalf of others	9	8	1	10
Pension liabilities	3	3	—	3
Leasing commitments	124	76	48	82
1) Includes securities for Miramichi’s bond loans	—	206	-206	193

Values of derivative agreements

EUR million	Market value 30.9.2002	Market value 30.9.2001	Market value 31.12.2001	Nominal value 30.9.2002	Nominal value 30.9.2001	Nominal value 31.12.2001
Currency derivatives
Forward contracts	45	24	-18	2,918	2,094	2,296
Options, bought	—	—	—	5	—	—
Options, written	—	—	—	—	1	—
Swaps	9	-16	-35	259	309	297
Interest rate derivatives
Forward contracts	-19	-16	-8	8,069	6,486	8,715
Options, bought	—	—	—	—	—	—
Options, written	—	—	—	—	—	—
Swaps	246	112	46	3,011	2,250	2,430
Other derivatives

Forward contracts	—	4	-1	6	43	45

Quarterly figures

EUR million	7-9/ 2002	4-6/ 2002	1-3/ 2002	10-12/ 2001	7-9/ 2001	4-6/ 2001	1-3/ 2001	1-9/ 2002	1-9/ 2001	1-12/ 2001
Turnover
Paper Industry
Magazine Papers	894	905	837	942	853	891	862	2,636	2,606	3,548
Newsprint	358	336	340	285	246	268	259	1,034	773	1,058
Fine and Speciality Papers	612	625	602	578	562	590	632	1,839	1,784	2,362
Converting Industry	393	398	393	371	367	383	359	1,184	1,109	1,480
Wood Products Industry	358	404	347	345	342	396	380	1,109	1,118	1,463
Other operations	134	156	148	144	83	130	132	438	345	489
Internal sales	-136	-145	-101	-107	-117	-122	-136	-382	-375	-482
Turnover, total	2,613	2,679	2,566	2,558	2,336	2,536	2,488	7,858	7,360	9,918
Operating profit 1)
Paper Industry
Magazine Papers	101	77	93	136	148	147	167	271	462	598
Newsprint	48	37	31	44	55	60	52	116	167	211
Fine and Speciality Papers	111	91	94	88	76	76	96	296	248	336
Converting Industry	20	18	23	2	7	18	19	61	44	46
Wood Products Industry	5	14	8	-1	-3	15	16	27	28	27
Other operations 2)	55	28	35	63	26	37	50	118	113	176

Total, excluding capital gains/losses	340	265	284	332	309	353	400	889	1,062	1,394
— % of turnover	13.0	9.9	11.1	13.0	13.2	13.9	16.1	11.3	14.4	14.1
Capital gains/losses	4	6	-10	214	4	2	—	—	6	220
Operating profit. total	344	271	274	546	313	355	400	889	1,068	1,614
— % of turnover	13.2	10.1	10.7	21.3	13.4	14.0	16.1	11.3	14.5	16.3
Dividend income	1	2	17	1	—	11	21	20	32	33
Exchange differences	—	2	—	-2	-7	6	-2	2	-3	-5
Other financial income and expenses	-64	-76	-84	-76	-71	-94	-68	-224	-233	-309
Profit before extraordinary items	281	199	207	469	235	278	351	687	864	1,333
Extraordinary items	—	—	—	—	—	—	—	—	—	—
Profit after extraordinary items	281	199	207	469	235	278	351	687	864	1,333
Income taxes	-95	-67	-60	-144	-78	-79	-77	-222	-234	-378
Minority interest	—	—	1	—	—	—	—	1		—
Profit for the period	186	132	148	325	157	199	274	466	630	955
Earnings per share, EUR	0.72	0.51	0.57	1.30	0.64	0.81	1.10	1.80	2.55	3.85
Earnings per share excluding capital gains/losses, EUR	0.71	0.49	0.60	0.69	0.62	0.81	1.10	1.80	2.53	3.22
Average no. of shares (1000)	260,007	259,030	258,721	250,561	246,365	246,174	248,464	259,258	246,984	247,892
Return on equity excluding capital gains/losses, %	10.8	7.7	9.2	10.9	10.4	13.7	18.9	9.1	14.0	12.9

Return on capital employed excluding capital gains/losses, %	10.7	8.4	9.3	11.6	11.4	14.0	16.2	9.3	14.0	13.5
Operating cash flow per share, EUR	1.15	1.57	1.11	2.64	1.62	1.31	1.07	3.83	4.00	6.64
1) First quarter of 2002 includes non-recurring charges of EUR 8 million for Newsprint, and fourth quarter of 2001 EUR 20 million for Magazine Papers and EUR 11 million for Converting Industry.
2) Includes the Group’s share of the results of associated companies:	24	10	18	3	14	18	47	52	79	82

Deliveries and production

	7-9/ 2002	4-6/ 2002	1-3/ 2002	10-12/ 2001	7-9/ 2001	4-6/ 2001	1-3/ 2001	1-9/ 2002	1-9/ 2001	1-12/ 2001
Deliveries
Magazine papers (1000 t)	1,181	1,153	1,021	1,098	964	966	936	3,355	2,866	3,964
Newsprint (1000 t)	664	609	577	450	389	436	392	1,850	1,217	1,667
Fine and Speciality papers (1000 t)	714	688	682	646	606	637	657	2,084	1,900	2,546
Converting Industry papers (1000 t)	16	15	15	12	12	12	13	46	37	49
Production
Paper (1000 t)	2,659	2,479	2,406	2,085	2,047	1,990	2,176	7,544	6,213	8,298
Capacity utilization, paper production (%)	91	87	85	83	87	86	93	88	89	87
Sawn timber (1000 m3)	479	572	531	503	383	595	554	1,582	1,532	2,035
Plywood (1000 m3)	198	238	221	200	168	207	211	657	586	786
Chemical pulp (1000 t)	561	513	522	490	503	490	555	1,596	1,548	2,038

Key exchange rates for the euro at end of period

	30.9.2002	30.6.2002	31.3.2002	31.12.2001	30.9.2001	30.6.2001	31.3.2001
USD	0.9860	0.9975	0.8724	0.8813	0.9131	0.8480	0.8832

CAD	1.5566	1.5005	1.3923	1.4077	1.4418	1.2927	1.3904
JPY	119.67	118.20	115.15	115.33	109.02	105.37	110.74
GBP	0.6295	0.6498	0.6130	0.6085	0.6220	0.6031	0.6192
SEK	9.1516	9.1015	9.0304	9.3012	9.7321	9.2125	9.1570

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2002
UPM-KYMMENE CORPORATION

By:	/s/ KARI TOIKKA
Kari Toikka Executive Vice President and CFO

By:	/s/ OLAVI KAUPPILA
Olavi Kauppila Vice President, Investor Relations